Legion M Sundance 2018 Wrap Up
https://www.youtube.com/watch?v=bZ7aTSU4yNg


SUNDANCE
This is how Legion M rolls when we go to Sundance.
WATCH

[TEXT ON SCREEN]
Jeff Annison   Paul Scanlan
Cofounders – Legion M

Paul: Hey everybody, we're live here in Park City Utah.

Jeff: Right in the middle of Sundance Film Festival.

Paul: We're literally an arm's length away from the Egyptian theatre, which is the epicenter of the entire festival.

Jeff: It's true. We're a snowball's throw away from Slamdance right there and Sundance headquarters right down Main Street.

Paul: This is Legion M Lounge 2018 at Sundance.

Jeff: We took over Red Banjo Pizza and turned it into the hottest venue in all of Park City.

Paul: It's been absolutely amazing. We've had four full days of amazing programming. And at night we closed down and had some of the best parties at Sundance, I think.

Jeff: It's true; we had thousands of people come through our venue. We were streaming live on Facebook and Twitch.

Paul: We had hundreds of our members come and join us, yeah.

Jeff: It was incredible. People from all around the country came here and got a chance to hang out, get free pizza –

Paul: Yep.

Jeff: Meet celebrities, watch Leonard Maltin, it was awesome.

Paul: It was pretty amazing. So we want to show you what went down at Sundance 2018.

[MUSIC]

Terri: It is freezing out here.

Jeff: Guys, we're live.

Terri: Oh! Ha ha ha!

Joel McHale: First of all I want to say, I can't believe I'm speaking to legend Leonard Maltin over a film that I'm in. Uh, this is history right here, guys.

[APPLAUSE]

McHale: Yes. Even though he busted his ankle snowboarding.

Leonard Maltin: All right, we've run out of time! But thank you very much. That was great.

Colman Domingo: He's got you.

Elijah Wood: What it is that you guys do that's so special is you connect with fans. And that – that's meaningful to us and for filmmakers and for films to be able to find an audience and – and the fact that you have people that "join the Legion" as this sort of community around content is so cool. So I mean I don't know, it sort of made so much sense to us immediately.

[TEXT ON SCREEN]
Legion M
World's first fan-owned entertainment company